A special meeting of the fund's shareholders was held on December 12, 2012. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Mid Cap Growth Fund to Fidelity Advisor Stock Selector Mid Cap Fund in exchange solely for shares of beneficial interest of Fidelity Advisor Stock Selector Mid Cap Fund and the assumption by Fidelity Advisor Stock Selector Mid Cap Fund of Fidelity Mid Cap Growth Fund's liabilities, in complete liquidation of Fidelity Mid Cap GrowthFund.

	# of Votes	% of Votes
Affirmative	111,973,372.45	86.800
Against	11,102,728.18	8.606
Abstain	5,926,766.28	4.594
TOTAL	129,002,866.91	100.000